Exhibit 99.2

Fiat Chrysler Automobiles announces that FCA US LLC issued today US retail sales in January 2016

FCA US LLC Reports January 2016 U.S. Sales Increased 7 Percent; Best January Sales Since 2007

•	70th-consecutive month of year-over-year sales gains

•	Jeep® brand sales up 15 percent; best January sales ever

•	Jeep Cherokee, Jeep Patriot, and Jeep Compass record their best January sales ever

•	Dodge brand sales up 19 percent; Dodge Challenger, Dodge Charger and Dodge Journey register their best January sales ever

•	Ram pickup truck posts best January sales ever

Auburn Hills, Mich., Feb. 2, 2016 - FCA US LLC today reported U.S. sales of 155,037 units, a 7 percent increase compared with sales in January 2015 (145,007 units), and the group’s best January sales in nine years.

The Jeep®, Dodge and Ram Truck brands each posted year-over-year sales gains in January compared with the same month a year ago. The Dodge brand’s 19 percent increase was the largest sales gain of any FCA US brand during the month. The group extended its streak of year-over-year sales gains to 70-consecutive months.

“Mother Nature was no match for our Jeep brand last month as we recorded our best January Jeep sales ever,” said Reid Bigland, Head of U.S. Sales. “Overall, FCA US achieved its best January sales in nine years and our 70th-consecutive month of year-over-year sales increases.”

Nine FCA US vehicles set records in the month of January, including three Jeep brand vehicles. The Jeep Cherokee, Jeep Patriot, and Jeep Compass; the Dodge Journey crossover, Dodge Challenger, and Dodge Charger; and the Ram pickup truck, Ram ProMaster, and Ram ProMaster City posted their best January sales ever. The Jeep brand continued to set records. Coming off of its best annual sales ever in the U.S. in 2015, the Jeep brand logged its best January sales ever.

FCA US finished the month of January with a 103-day supply of inventory (666,652 units). U.S. industry sales figures for January are internally projected at an estimated 17.5 million units Seasonally Adjusted Annual Rate (SAAR).

Dodge Brand
Dodge brand sales were up 19 percent in January, compared with the same month a year ago. It was the brand’s best January sales in three years. The brand’s 19 percent increase was the largest sales gain of any FCA US brand during the month. The Dodge Challenger, Dodge Charger, and Dodge Journey crossover each posted their best January sales ever. The Dodge Grand Caravan’s 83 percent increase was the largest percentage sales gain of any Dodge brand vehicle in the month and its best January since 2007. The Dodge Durango’s 70 percent increase was its best January sales performance in 10 years.

Jeep® Brand
The Jeep brand continued its record-setting pace in January. Jeep brand sales increased 15 percent, the brand’s best January sales ever and its 28th-consecutive month of year-over-year sales gains. The Jeep brand has set a sales record in every month dating back to November 2013. The Jeep Cherokee, Jeep Patriot and Jeep Compass each logged their best January sales ever. The Compass’ 18 percent increase was the largest year-over-year percentage gain of any Jeep brand vehicle in the month. The Jeep Grand Cherokee’s 3 percent increase was its best January sales performance since 2004. The brand last month introduced its new premium Jeep Cherokee Overland model at the New England International Auto Show, and announced distinctive, 75th-Anniversary special-edition models available across the entire Jeep lineup.

Ram Truck Brand
Ram Truck brand sales, which include the Ram pickup, Ram ProMaster, and Ram ProMaster City, were up 5 percent in January, the brand’s best January sales since 2004. Ram pickup truck sales were up 5 percent in January, its best January sales ever. The pickup is coming off of its best annual U.S. sales ever in 2015 and its sixth-straight year of annual sales growth in the U.S. Just last month, Four Wheeler Magazine, a popular off-road enthusiast publication, named the new 2016 Ram 1500 Rebel its “Pickup Truck of the Year.” The Ram ProMaster and ProMaster City vans each logged their best January sales ever.

Chrysler Brand
Sales of the Chrysler Town & Country minivan were up 39 percent in January, the minivan’s best January sales since 2008. Sales of the Chrysler 300, the brand’s flagship sedan, were up 45 percent for its best January sales performance in three years. Chrysler brand sales were down 22 percent in January, compared with the same month a year ago. The Chrysler brand last month unveiled the all-new 2017 Chrysler Pacifica and Pacifica Hybrid at the 2016 North American International Auto Show in Detroit, reinventing the minivan segment with an unprecedented level of functionality, versatility and technology. The Pacifica will be available in dealer showrooms in spring, with the Pacifica Hybrid arriving in the fourth quarter of 2016.

FIAT Brand
The all-new 2017 Fiat 124 Spider, the latest addition to the FIAT brand lineup in the U.S., will arrive in FIAT Studios this summer. A favorite at the 2016 North American International Auto Show in Detroit, the 124 Spider revives the storied nameplate, bringing its classic Italian styling and performance to a new generation. Paying homage to the original 124 Spider nearly 50 years after its introduction, the 2017 Fiat 124 Spider delivers the ultimate Italian roadster experience with driving excitement, technology and safety combined with iconic Italian design. FIAT brand sales, which include the Fiat 500, Fiat 500L, and 500X, were down 20 percent in January, compared with the same month a year ago.

FCA US LLC Sales Summary January 2016

	Month Sales		Vol %	CYTD Sales		Vol %
Model	Curr Yr	Pr Yr	Change	Curr Yr	Pr Yr	Change
Compass	5,089	4,317	18%	5,089	4,317	18%
Patriot	8,273	7,563	9%	8,273	7,563	9%
Wrangler	10,797	11,683	-8%	10,797	11,683	-8%
Cherokee	15,347	15,154	1%	15,347	15,154	1%
Grand Cherokee	13,164	12,806	3%	13,164	12,806	3%
Renegade	6,362	0	New	6,362	0	New
JEEP BRAND	59,032	51,523	15%	59,032	51,523	15%
200	5,200	14,157	-63%	5,200	14,157	-63%
300	4,634	3,192	45%	4,634	3,192	45%
Town & Country	8,380	6,044	39%	8,380	6,044	39%
CHRYSLER BRAND	18,214	23,393	-22%	18,214	23,393	-22%
Dart	4,748	8,136	-42%	4,748	8,136	-42%
Avenger	0	242	-100%	0	242	-100%
Charger	9,164	7,025	30%	9,164	7,025	30%
Challenger	5,085	4,592	11%	5,085	4,592	11%
Viper	52	61	-15%	52	61	-15%
Journey	8,456	7,041	20%	8,456	7,041	20%
Caravan	8,525	4,665	83%	8,525	4,665	83%
Durango	6,079	3,585	70%	6,079	3,585	70%
DODGE BRAND	42,109	35,347	19%	42,109	35,347	19%
Ram P/U	29,938	28,618	5%	29,938	28,618	5%
Cargo Van	0	1,101	-100%	0	1,101	-100%
ProMaster Van	2,109	1,580	33%	2,109	1,580	33%
ProMaster City	974	93	New	974	93	New
RAM BRAND	33,021	31,392	5%	33,021	31,392	5%
Alfa 4C	67	97	-31%	67	97	New
ALFA BRAND	67	97	New	67	97	New
500	1,207	2,386	-49%	1,207	2,386	-49%
500L	369	869	-58%	369	869	-58%
500X	1,018	0	New	1,018	0	New
FIAT BRAND	2,594	3,255	-20%	2,594	3,255	-20%

TOTAL FCA US LLC	155,037	145,007	7%	155,037	145,007	7%

TOTAL CAR	30,157	39,888	-24%	30,157	39,888	-24%
TOTAL TRUCK	124,880	105,119	19%	124,880	105,119	19%

For additional information:
Ralph Kisiel
Tel.: +1-248-512-2757
Cell.: +1-248-705-9688
ralph.kisiel@fcagroup.com
www.fcagroup.com